SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. __)

James Monroe Bancorp, Inc.
(Name of Issuer)

Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

470338104
(CUSIP Number)

John L. Unger Two Hopkins Plaza P.O. Box 1477 Baltimore, Maryland 21203 (410) 237-5900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:
John H. Butler Davis Polk & Wardwell 450 Lexington Ave. New York, New York 10017 (212) 450-4000

March 27, 2006
(Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

    * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 470338104	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MERCANTILE BANKSHARES CORPORATION 52-0898572
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MARYLAND
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,543,234 - See Item 5
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,543,234 - See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1% - See Item 5
14	TYPE OF REPORTING PERSON* CO

   Item 1. Security and Issuer.

     The class of equity securities to which this statement relates is the common stock, $1.00 par value per share (the “Shares”), of James Monroe Bancorp, Inc., a Virginia corporation (“JMBI”). The principal executive offices of JMBI are located at 3033 Wilson Boulevard, Arlington, Virginia 22201.

   Item 2. Identity and Background.

     (a)-(c), (f) The name of the person filing this statement is Mercantile Bankshares Corporation, a Maryland corporation (“Bankshares”). The address of the principal business and the principal office of Bankshares is Two Hopkins Plaza, Baltimore, Maryland 21201. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Bankshares is set forth on Schedule A and incorporated herein by reference.

     Bankshares is a regional multibank holding company headquartered in Baltimore, Maryland. It is comprised of 11 banks and a mortgage banking company. Its affiliate banks serve communities in Maryland, Washington, D.C., Northern Virginia, the Delmarva Peninsula and southern Pennsylvania.

     (d)-(e) During the last five years, none of Bankshares and, to the best of Bankshares’ knowledge, any of the persons listed on Schedule A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    Item 3. Source and Amount of Funds or Other Consideration.

     Bankshares has entered into the Voting Agreements described in response to Item 4 in connection with entering into the Merger Agreement described in response to Item 4. Bankshares has not given any additional monetary consideration in connection with the Voting Agreements.

   Item 4. Purpose of Transaction.

     (a)-(b) On March 27, 2006, Bankshares and JMBI entered into an Agreement and Plan of Merger (the “Merger Agreement,” incorporated by reference as described in Item 7 hereto). The Merger Agreement provides, among other things, for a merger of JMBI with and into Bankshares (the “Merger”), with Bankshares as the surviving corporation. Under the terms of the Merger Agreement, shareholders of JMBI will be entitled to receive either 0.6033 shares of Bankshares common stock for each share of JMBI stock they hold, or cash in the amount of $23.50 for each such share, subject to proration procedures.

     In connection with the Merger, certain JMBI shareholders have entered into voting agreements with respect to their Shares with Bankshares dated as of March 27, 2006 (together, the “Voting Agreements”) (a form of the Voting Agreement, executed by each such shareholder, is incorporated by reference as described in Item 7 hereto). Pursuant to the Voting Agreements, such shareholders have agreed, among other things, to vote, and have granted Bankshares an irrevocable proxy to vote (i) to approve and adopt the Merger Agreement, the Merger and all agreements and actions related to the transactions contemplated by the Merger Agreement, (ii) against any Acquisition Proposal (as defined in the Merger Agreement), (iii) against any reorganization, recapitalization, liquidation or winding-up of JMBI or any other extraordinary transaction involving JMBI and (iv) against any corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation of, the transactions contemplated by the Merger Agreement. Such shareholders have also agreed in the Voting Agreements not to dispose of any of their JMBI Shares without Bankshares’ consent. The Voting Agreements terminate upon the termination of the Merger Agreement.

      (c) Not applicable.

     (d) It is anticipated that upon consummation of the Merger, JMBI will cease to have a separate legal existence and the officers and directors of Bankshares shall be the officers and directors of the surviving corporation, until their respective successors are duly elected or appointed and qualified in accordance with applicable law.

      (e) Other than as a result of the Merger described in this Item, not applicable.

      (f) Not applicable.

     (g) Upon consummation of the Merger, the Articles of Incorporation and the Bylaws of Bankshares will be the Articles of Incorporation and the Bylaws of the surviving corporation.

     (h)-(i) Upon completion of the Merger, JMBI’s Shares will cease to be quoted on The NASDAQ Capital Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

      (j) Other than as described above, not applicable.

     Reference to, and descriptions of, the Merger Agreement and the Voting Agreements as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the Form of Voting Agreement included as Exhibits 99.1 and 99.2, respectively.

   Item 5. Interest in Securities of the Issuer.

     (a) Bankshares has acquired certain rights with respect to the voting and disposition of and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, may be deemed to beneficially own 1,543,234 Shares, representing approximately 25.1% of the outstanding Shares of JMBI (based on the number of JMBI Shares outstanding as of March 23, 2006, as represented by the issuer in the Merger Agreement). Bankshares expressly disclaims beneficial ownership of such Shares. Except as set forth in this Item 5(a), none of Bankshares and, to the best of its knowledge, any persons named in Schedule A hereto, beneficially own any Shares. In the ordinary course of business Bankshares and its affiliates may acquire, hold and dispose of securities of JMBI for clients, customers or other persons and Bankshares expressly disclaims beneficial ownership of such Shares. The number of Shares set forth in this paragraph includes Shares issuable pursuant to options to purchase 276,584 Shares which are currently exercisable or exercisable within 60 days of March 27, 2006.

     (b) Bankshares may have shared power to vote 1,543,234 Shares pursuant to the Voting Agreements as described in Item 4 hereof.

     (c) To Bankshares’ knowledge, no transactions in JMBI Shares have been effected during the past sixty days by any person named pursuant to Item 2 hereof.

     (d) To Bankshares’ knowledge, no person other than the shareholders that are parties to the Voting Agreements described in Item 4 hereof has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

      (e) Not applicable.

     Reference to, and descriptions of, the Merger Agreement and the Voting Agreements as set forth above in this Item 5 are qualified in their entirety by reference to the copies of the Merger Agreement and the Form of Voting Agreement included as Exhibits 99.1 and 99.2, respectively.

   Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     See responses to Items 4 and 5 hereof. Except as described above, to the best knowledge of Bankshares, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2 hereof, and any other person, with respect to any securities of JMBI, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

   Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Agreement and Plan of Merger, dated as of March 27, 2006, between James Monroe Bancorp, Inc. and Mercantile Bankshares Corporation (incorporated by reference to Exhibit 2.1 to Bankshares’ Current Report on Form 8-K filed March 28, 2006).

99.2	Form of Voting Agreement, dated as of March 27, 2006, between Bankshares and certain shareholders of JMBI (incorporated by reference to Exhibit 10.1 to Bankshares’ Current Report on Form 8-K filed March 28, 2006).

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERCANTILE BANKSHARES CORPORATION

Date: April 6, 2006	By:	/s/ Terry L. Troupe

		Name:	Terry L. Troupe
		Title:	Executive Vice President and Chief Financial Officer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF MERCANTILE BANKSHARES CORPORATION

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Mercantile Bankshares Corporation (“Mercantile”), are set forth below. If no business address is given the director’s or officer’s business address is c/o Two Hopkins Plaza, Baltimore, Maryland 21201. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Mercantile. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name and Business Address	Present Principal Occupation Including Name and Address of Employer

Directors
Cynthia A. Archer	Vice President of Marketing and Development, Sunoco, Inc.

R. Carl Benna	President of North American Housing Corp.

Richard O. Berndt	Managing Partner of Gallagher, Evelius & Jones, LLP

Howard B. Bowen	Chairman of the Board and Chief Executive Officer of Ewing Oil Company

William R. Brody M.D.	President of the Johns Hopkins University

Eddie C. Brown	President of Brown Capital Management

George L. Bunting Jr.	President and Chief Executive Officer of Bunting Management Group

Anthony W. Deering	Chairman of Exeter Capital, LLC

Darrell D. Friedman	Consultant—American Jewish Joint Distribution Committee

Freeman A. Hrabowski III	President of University of Maryland-Baltimore County

Edward J. Kelly III	Chairman of the Board, President and Chief Executive Officer of Mercantile Bankshares Corporation and Chairman of the Board and Chief Executive Officer of Mercantile-Safe Deposit and Trust Company

Robert A. Kinsley	Chairman of the Board and Chief Executive Officer of Kinsley Construction, Inc.

Alexander T. Mason	Vice Chairman, Mercantile Bankshares Corporation

Jenny G. Morgan	President and Chief Executive Officer of VIPS, Inc.

Morton B. Plant	Vice Chairman of the Board of Keywell Corporation

Christian H. Poindexter	Retired Chairman of the Executive Committee of the Board of Constellation Energy Group, Inc.

Clayton S. Rose	Private Investor

James L. Shea	Managing Partner of Venable, LLP

Donald J. Shepard	Chairman of the Executive Board of AEGON N.V., Inc
.
Jay M. Wilson	Vice Chairman, Mercantile Bankshares Corporation

SCHEDULE A

Name and Business Address	Present Principal Occupation Including Name and Address of Employer

Executive Officers
(Who Are Not Directors)
J. Marshall Reid	President & Chief Operating Officer, Mercantile-Safe Deposit and Trust Company

Peter W. Floechkher Jr.	Executive Vice President, Affiliate Management

Terry L. Troupe	Executive Vice President and Chief Financial Officer

John L. Unger	Executive Vice President, General Counsel and Secretary

Michael M. Paese	Executive Vice President and Chief Administrative Officer

Deborah A. Kakaris	Executive Vice President, Operations & Technology Services

William T. Skinner Jr.	Controller

Kaye A. Simmons	Senior Vice President and Treasurer